July 22, 2011
VIA EDGAR
John Reynolds, Division of Corporation Finance
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Re:	True Religion Apparel, Inc. (the “Company”) Form 10-K for Fiscal Year Ended December 31, 2010 Filed March 14, 2011 File No. 000-51483
Dear Mr. Reynolds:
We are submitting this letter in response to the comments set forth in your letter dated July 5, 2011, relating to our Form 10-K for fiscal year ended December 31, 2010 filed with the Securities and Exchange Commission (the “Commission”) on March 14, 2011.
For your convenience, we have included the Commission’s comments in bold typeface and appearing below them our responses.
Form 10-K for Fiscal Year Ended December 31, 2010
Financial Statements
Notes to Consolidated Financial Statements
Note 2: Summary of Significant Accounting Policies
Sales Recognition, page F-10
1.	It appears from your disclosure that you recognize revenue associated with gift cards upon redemption. Please provide us with and confirm that in future filings you will revise your disclosure for your accounting policy as it relates to gift cards that are never redeemed or not redeemed over an extended period of time. Please ensure that your response addresses when and if your gift cards expire and when the liability for unredeemed gift cards is removed from the balance sheet. In addition, please provide us with the liability for unredeemed gift cards for all periods presented.
Company Response:
Our policy for gift cards, which we will disclose in our consolidated financial statements in future filings, is as follows:
“We sell gift cards with no expiration dates to customers. We recognize income from gift cards when they are redeemed by the customer. In addition, we may recognize income from gift cards in the future when we determine that the likelihood of the gift card being redeemed is remote and that we have no legal obligation to remit the unredeemed gift card to relevant jurisdictions. We will utilize historical redemption patterns to consider the likelihood of gift card redemption.”

Supplementally, we report to the Staff that our liability for unredeemed gift cards was $485,054 as of December 31, 2010 and $314,033 as of December 31, 2009. We have not recorded gift card breakage in our income statement at any time since our gift card program started in 2008.
Note 11 — Business Acquisition and Redeemable Non-controlling Interest, page F-22
2.	We note from your disclosure that in July 2010 you entered into a joint venture agreement with your former German distributor through your newly formed wholly owned subsidiary, True Religion Brand Jeans Germany GmbH. It appears that you accounted for this transaction as a business combination. Please provide us with a detailed discussion of the terms and structure of this agreement and cite the specific authoritative literature you utilized to support your accounting treatment. In addition, please tell us if the joint venture agreement was filed as an exhibit or provide us with a courtesy copy with your response.
Company Response:
Before we negotiated the Joint Venture Agreement with Unifa Premium GmbH (“UP”), UP was the exclusive wholesale distributor of True Religion Brand Jeans in Germany, Switzerland, Austria, Belgium, Holland and Luxembourg (the “Territory”). In July 2010 we entered an agreement with UP to acquire on August 1, 2010 certain assets and hire certain key employees of UP. Those assets consisted of inventory, fixed assets associated with a wholesale showroom and one retail store, information technology hardware and software, lease deposits and other assets. These assets were purchased from UP by our wholly-owned subsidiary, True Religion Brand Jeans Germany GmbH (“TRBJG”). The purchase price was comprised of $845,000 in cash and 40 percent of the equity of TRBJG. UP arranged for the transfer of lease and sales agent agreements to TRBJG in conjunction with this transaction. In addition, TRBJG hired most of the employees of UP, including UP’s president, director of wholesale sales, director of retail sales and vice president of finance. Furthermore, the terms of the agreement provide the Company control of TRBJG because the Company may appoint three of TRBJG’s five board members. The TRBJG Board of Directors has the right to approve its annual budget and appoint its senior management.
We utilized the guidance in Accounting Standards Codification Topic 805 (“ASC 805”) Business Combinations to evaluate if the acquisition of UP’s assets and employees should be accounted as a business combination in our consolidated financial statements.

The ASC Master Glossary defines a Business and Business Combination in part, as follows:
“Business: A self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors. A business consists of all of the following:
a.	Inputs

b.	Processes applied to those inputs

c.	Resulting outputs that are used to generate revenues
An integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants.”
“Business Combination: A transaction or other event in which an acquirer obtains control of one or more businesses. Transactions sometimes referred to as true mergers or mergers of equals also are business combinations.”
We have evaluated implementation guidance in ASC 805-10-55-4 to 55-9 to determine if UP meets the definition of a business. We advise the Staff that we believe that the acquisition of UP represents a business as it contains the inputs and processes necessary to generate revenues. Our evaluation is as follows:
Inputs: We determined that the assets that we acquired, the operating contracts that we assumed (including lease agreements for the showroom and the retail store) and the employees who we hired from UP met the criteria for ‘inputs’ as discussed in ASC 805-10-55-4.
Processes: The inputs we purchased were already organized in a collective manner to conduct a wholesale business in the Territory (e.g. the showroom, the sales people and sales agents, the practice of forecasting consumer demand for each season’s collection, and the distribution network which relies on third party logistics providers combined to operate the UP wholesale sales business prior to August 1, 2010). Based on our observation that the key elements of UP’s wholesale sales business were in place following the transaction date, we determined that the transaction met the criteria for ‘processes’ found in ASC 805-10-55-4.
Outputs: Prior to the transaction date, UP had utilized the ‘inputs’ and ‘processes’ described above to produce income for its shareholders. Our expectation is that in the future the shareholders of TRBJG will receive dividends based on its future income. Based on UP’s history of generating income for its shareholders, the on-going presence of the key inputs and processes that made that income possible, and our expectation that the TRBJG shareholders will receive dividends, we determined that the transaction met the criteria for ‘outputs’ found in ASC 805-10-55-4.
Furthermore, we considered the implementation guidance in ASC 805-10-55-11 to 55-15 to identify the acquirer. We concluded that we are the acquirer of UP as TRBJG transferred cash and equity to acquire UP, we control the majority of voting rights of TRBJG, and control the Governing Board of TRBJG that has the ability to approve annual budgets and the right to review and approve the top five senior level Managers positions of TRBJG, including but not limited to the Heads of Wholesale, Retail and Operations.
Based on these factors, we concluded that this transaction represents the acquisition of a business. As TRBJG gained control of UP through the purchase of UP’s assets and hiring UP’s employees, the Company has accounted for the acquisition of UP as a business combination in accordance with ASC 805.

We have forwarded to your attention under separate cover, via overnight delivery for receipt on July 25, 2011, courtesy copies of the (i) that certain Business Purchase Agreement, made between Unifa Premium GmbH, Unifa GmbH, and True Religion Brand Jeans Germany GmbH, and (ii) that certain Joint Venture Agreement, made between Unifa GmbH, Unifa Premium GmbH, Mr. Reinhard Haase, True Religion Brand Jeans Germany GmbH, and Guru Denim, Inc. We are requesting return of the agreements pursuant to Rule 12b-4 of the Securities Exchange Act of 1934.
Schedule 14A filed March 28, 2011
3.	We note the statement on page 20 that the compensation committee “excluded certain expenses related to the termination of the Company’s former President and expenses related to the Company’s international expansion efforts.” Please advise in quantitative and qualitative terms of the significance of the changes that were made to the actual 2010 Adjusted EBIT. Also, please revise future filings to provide further disclosure of your policies and decisions regarding the adjustment of performance measures, clarify the extent to which the exercise of such discretion applies to all or only specified compensation subject to the relevant performance goals, and clarify the factors considered in decisions to increase or decrease compensation materially. See Item 402(b)(2)(vi), (viii) and (ix) of Regulation S-K. Please provide draft disclosure.
Company Response:
For 2010, the performance measure established by the Compensation Committee was Adjusted EBIT. Adjusted EBIT was defined as earnings before interest expense and income tax expense (in accordance with GAAP) after adjustment “for significant items that the Compensation Committee determines are not representative of the Company’s core operations for the fiscal year ended December 31, 2010”.
The performance targets for Adjusted EBIT adopted by the Compensation Committee were based on a detailed budget presented by management at the time the awards were granted. When determining Adjusted EBIT actually achieved for the year, the Compensation Committee excluded two categories of 2010 expenses that were not provided for in the original budget: the separation costs resulting from the termination of the Company’s former president and certain international supply chain and tax planning and structuring expenses required to implement the Company’s international strategy, which had been originally planned for 2011 but were accelerated by direction of our Board of Directors in October 2010.
In making these determinations, the Compensation Committee determined that the performance measure (Adjusted EBIT) adopted by the Compensation Committee required the exclusion of the expenses because they were extraordinary, unusual and/or non-recurring events.

The amounts excluded totaled approximately $5.0 million. The resulting increase in the amount of each of the Company’s Named Executive Officer’s annual cash performance award and the number of restricted shares earned is set forth below:

	Amount of Additional Cash	Number of Additional Performance
Named Executive Officer	Performance Bonus Earned	Restricted Shares Earned
Jeffrey Lubell	$576,636	10,124
Michael Egeck	$49,696	5,060
Lynne Koplin	$71,215	5,062
Peter F. Collins	$56,467	3,881
Michael F. Buckley	$31,160	5,095
In future filings with the Commission, we will provide additional disclosure of our policies and decisions regarding the adjustment of performance measures, clarify the extent to which the exercise of such discretion applies to all or only specified compensation subject to the relevant performance goals and clarify the factors considered in decisions to increase or decrease compensation materially.
We have included the following draft disclosure. This disclosure reflects changes in the definition of Adjusted EBIT adopted by the Compensation Committee in formulating the Company’s 2011 compensation plans.
“For 2011, the Compensation Committee set performance targets for our annual cash and equity performance awards based on Adjusted EBIT (as defined below). The Compensation Committee used Adjusted EBIT to set targets after taking into account the advice of the compensation consultant regarding measures of performance used by the Comparison Companies and after taking into account the compensation philosophy of the Company.
For purposes of our annual cash and equity performance awards, “Adjusted EBIT” means the sum of the following determined on a consolidated basis, without duplication, for us and our subsidiaries in accordance with GAAP: (a) net income, plus (b) the sum of the following to the extent deducted in determining net income as reflected on the Company’s statement of consolidated net income (i) taxes based on income or capital, including franchise and similar taxes, (ii) interest expense, amortization or write off of debt discount and debt issuance costs and commissions, discounts and other fees and charges associated with indebtedness, (iii) any extraordinary, unusual or non-recurring losses or expenses that are extraordinary or unusual in nature or infrequent in occurrence (including, without limitation, expenses for severance, non-recurring retention bonuses, inducement payments to newly hired executives, employees of acquired entities under stock option plans or similar incentive plans, relocation and restructuring costs), (iv) charges resulting from foreign exchange losses; (v) all payments to directors of the Company other than our chief executive officer; (vi) any charges for litigation or other dispute or claim resolution in excess of amounts included in the Company’s operating budget; and (vii) any reasonable expense related to any equity offering, acquisition, recapitalization, divestiture, asset sale or indebtedness (whether or not successful); minus (c) to the extent reflected as income or gain in the Company’s statement of consolidated net income, any income or gains resulting from foreign exchange gains.”

The Compensation Committee has pre-selected these adjustments to the Company’s consolidated net income to normalize Adjusted EBIT in an objective and determinable manner so that Adjusted EBIT does not reflect unusual or non-operational items that are not representative of the Company’s core operations and to minimize the exercise of its discretion when certifying performance results.
4.	We note the disclosure on page 20, regarding stock price volatility and the “full value adjustment,” which appears to reward more compensation for lower stock price volatility. With a view to enhanced disclosure in future filings, advise us how stock price volatility is measured, over what period of time it is measured and advise us of the nature of the actions management is expected to take in order to favorably affect stock price volatility.
Company Response:
We note that the full value adjustment does not reward management with more compensation for lower stock price volatility and that stock price volatility is not a component of the performance goals established by the Compensation Committee in determining if incentive compensation is earned for any member of management or the Company’s management group as a whole and is not used to determine the amount of compensation awarded to any member of management or the Company’s management group as a whole. There is no correlation between the volatility of the Company’s stock price and the amount of compensation received by the recipients of awards under the Company’s long term equity incentive plans.
As noted on page 20, we manage awards of our long term equity incentive compensation in accordance with a target “burn rate” set by the Company in May 2009 following discussions with Institutional Shareholder Services and the Company measures stock price volatility in accordance with Institutional Shareholder Services’ guidelines. Stock price volatility is a component of the calculation of our “burn rate” and is used by the Company only in connection with establishing the number of shares of the Company’s common stock that the Compensation Committee will award pursuant to its equity incentive plan during a three year period in compliance with its announced “burn rate” policy. In future filings with the Commission, we will provide further disclosure with respect to the Institutional Shareholder Services guidelines and how the Company applies them in calculating its “burn rate”.
Additionally, while management and the Company’s Board of Directors monitors the volatility of the price of the Company’s stock, the Company does not actively seek to manage the volatility of the price of its stock.

Closing Comments:
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions with respect to the foregoing, please call me at (323) 266-3072.
Sincerely,
/s/ Peter F. Collins
Peter F. Collins
Chief Financial Officer
True Religion Apparel, Inc.
cc:	Frank Reddick